082-34867

[redacted]

08000295

TRINIDAD

ENERGY SERVICES INCOME TRUST

SEC Mail Processing Section

JAN 17 2008

Washington, DC

SEC Mail Processing Section

7 2008

DC

January 10, 2008

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

PROCESSED

JAN 28 2008

THOMSON FINANCIAL

SUPPL

Re: Trinidad Energy Services Income Trust

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's News Release dated Dec 14, 2007. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Regards,

Brent Conway
Chief Financial Officer

dw 1/22

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: December 14, 2007

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES CASH DISTRIBUTION FOR DECEMBER 2007

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") announces that its monthly cash distribution to unitholders will be 11.5 cents per trust unit per month ($1.38 per annum) with the distribution to be paid January 15, 2008 to unitholders of record on December 31, 2007.

The Trust has implemented a Distribution Reinvestment Plan for the benefit of its unitholders. Participation information can be found on our website at www.trinidaddrilling.com, or registered unitholders may contact the undersigned or Valiant Trust Company (the Plan Agent) at:
Phone: 403-233-2801; Fax: 403-233-2847; E-mail: inquiries@valianttrust.com.
Non-registered unitholders should contact their individual investment dealers.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling, well servicing and barge drilling sectors of the North American oil and gas industry. With the completion of the current rig construction programs, the Trust will have 110 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad has 20 service rigs, 20 pre-set and coring rigs and 4 barge rigs currently operating in the Gulf of Mexico. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

Information contact:
Michael E. Heier, CEO or
Brent Conway, CFO
at 403-265-6525
e-mail: mbentley@trinidaddrilling.com

TRINIDAD
ENERGY SERVICES INCOME TRUST

SEC
Mail Processing
Section

JAN 17 2008

Washington, DC
101

January 10, 2008

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Trinidad Energy Services Income Trust

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's News Release dated January 10, 2008. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Regards,

Brent Conway
Chief Financial Officer

2500, 700 - 9th Avenue SW, Calgary, AB T2P 3V4 Phone: 403.265.6525 Fax: 403.265.4168
TSX Symbol: TDG.UN **Website:** www.trinidaddrilling.com

TRINIDAD
ENERGY SERVICES INCOME TRUST

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

FOR IMMEDIATE RELEASE: January 10, 2008

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES CONVERSION TO A GROWTH ORIENTED, DIVIDEND PAYING ENERGY SERVICES CORPORATION

CALGARY, ALBERTA – Trinidad Energy Services Income Trust (the "Trust" or "Trinidad") is pleased to announce its intention to convert into a growth oriented energy services corporation (the "Reorganization"). The Reorganization will be undertaken pursuant to a statutory plan of arrangement under the *Business Corporations Act* (Alberta). Upon completion of the Reorganization, Trinidad intends to take its current monthly distribution to a quarterly dividend of $0.15 per quarter ($0.60 per year). This would represent a current yield of approximately 6.1% based on the closing price of Trinidad's trust units ("Trust Units") on January 9, 2008.

Conversion Rational

The Trust has been investigating a number of restructuring alternatives subsequent to the Federal Government's October 31, 2006 announcement on tax policy relating to income trusts and subsequent legislation (the "Trust Regime"). Since the date of the announcement by the Federal Government, Trinidad's management and board of directors (the "Board") have been continuously reviewing the Trust's strategic objectives and options available to it in respect thereof to ensure that the Trust's capital structure is efficient and that holders of Trust Units ("Unitholders") and holders of exchangeable shares of Trinidad Drilling Ltd. ("Exchangeable Shareholders") (collectively the "Securityholders") value is being maximized. In the months immediately following the announcement of the Trust Regime, management continued to update the Board with respect to the potential impact on Trinidad, including the impact upon Trinidad's ability to meet its strategic objectives with a view to maximizing Securityholder value. Through the course of 2007, management continued to carry out a more detailed analysis concerning the strategic direction for the Trust. As a result of this analysis, it was determined that under the Trust Regime it would be increasingly difficult for Trinidad to meet its strategic objectives for the following reasons:

- Trinidad's cost of capital has increased due to the elimination of tax efficiencies on distributions commencing in 2011;
- The ultimate demise of the Trust structure as a result of the Trust Regime would increasingly limit Trinidad's access to capital as we approach 2011;

- The value of Trinidad's distribution payments are not being properly reflected in the price of its Trust Units in comparison to its corporate peers; and

- Trinidad has restricted growth capacity based on the new "Normal Growth" rules provided for under the Trust Regime that could have the effect of limiting the ability of management to execute on growth initiatives.

In addition, over the last five years, Trinidad has completed a significant number of asset acquisitions and new asset construction, resulting in the accumulation of a significant dollar amount of tax pools. Trinidad believes that it will be able to shelter the majority of its income from cash taxes prior to and potentially beyond 2011. Due to the tax efficiencies created by Trinidad's tax pools, the need to create tax shelter through the Trust structure was substantially mitigated. Furthermore, under a corporate structure wherein a larger percentage of cash flow will be reinvested in capital assets, tax pool balances will be further enhanced, thereby providing additional shelter against taxable income.

Benefits of the Reorganization

Trinidad believes that the proposed corporate structure is better suited to Trinidad's core business model of growth and capital appreciation for Securityholders. Trinidad has, in the past, been able to execute on several new rig construction programs and acquisitions which provided strong returns for its Securityholders. Given the elimination of the value enhancement through the trust structure, management and the Board believe that the best opportunity for creating value is to reinvest a significant portion of Trinidad's cash flow back into the business and to focus on increasing overall per share earnings, cash flow, net asset value, as well as overall debt reduction. At the same time, management and the Board recognize that many investors require or prefer an element of cash yield from their investment. By converting to a growth oriented dividend paying corporation, management and the Board believe that Trinidad will be in a better position to aggressively pursue identified growth opportunities while at the same time providing income oriented investors with a cash yield. Selected benefits to moving to a corporate structure are expected to be as follows:

- Greater cash flow retention providing Trinidad increased flexibility in allocating cash between growth initiatives, debt repayment, dividend payments and share purchase programs which collectively are expected to maximize returns for investors;

- Access to a broader domestic investor base resulting in increased access to capital;

- Removal of the current foreign ownership limitations of 50% of the outstanding Trust Units, thereby potentially broadening Trinidad's investor base internationally;

- Removal of the "Normal Growth" limitation which currently exists under the Trust Regime;

- Provides for the ability to increase capital investment over the next several years with a view to providing enhanced returns to investors;

- Positions Trinidad's core business into a structure where the value of its significant tax pools and overall tax efficiency from reinvestment are anticipated to be recognized; and

- Puts Trinidad in a unique position as a dividend paying growth oriented corporation with a proven history of accretive growth providing long term returns for investors.

Dividend Payments and Distribution Decrease

In accordance with a resolution of the Board, the Trust is reducing its monthly distributions to Unitholders such that Unitholders of record on January 31, 2008 will receive a monthly cash distribution of $0.05 per Trust Unit ($0.60 per annum), payable on February 15, 2008 and Unitholders of record on February 29, 2008 will similarly receive a monthly cash distribution of $0.05 per Trust Unit payable on March 15, 2008. Provided the Reorganization is approved on or before March 31, 2008, the distribution in respect of the month of February, 2008 is anticipated to be the last distribution paid to Unitholders by the Trust. In the event that the Reorganization is not approved, the Board will meet shortly thereafter to determine the next distribution on the Trust Units which would be declared and payable thereon; however, it is anticipated that the monthly distribution will continue as $0.05 per Trust Unit ($0.60 per annum).

This monthly distribution is equal to the $0.15 quarterly dividend per common share anticipated to be paid by Trinidad after the Reorganization is completed. Upon completion of the Reorganization, Trinidad will then begin paying a quarterly dividend of $0.15 per common share ($0.60 per annum), the first of which dividends will be declared for the fiscal quarter ended June 30, 2008. With respect to the quarter in which the Reorganization occurs, the dividend will be pro-rated for the remaining number of full months in that same calendar quarter.

Fairness Opinion

The Board has retained Raymond James Ltd. ("Raymond James") to address the fairness, from a financial point of view, of the consideration to be received by Securityholders under the Reorganization. In connection with this mandate, Raymond James Ltd. has provided the Board with its opinion that, on the basis of the particular assumptions and considerations summarized therein, that the consideration under the Reorganization is fair, from a financial point of view, to such Securityholders.

Recommendation of the Board

The Board has unanimously determined that the Reorganization is fair to the Securityholders, is in the best interests of Trinidad and the Securityholders and unanimously recommends that the Securityholders vote in favour of the Reorganization.

In reaching its conclusions and formulating its recommendation, the Board has determined, based on such factors as a thorough review of the current income trust landscape, the advice and Fairness Opinion of Raymond James and Trinidad's business plan and strategic objectives, that:

- The current price of the Trust Units is not reflecting the value of the tax efficiencies created through the monthly cash distributions to Unitholders. This is evidenced by the fact that Trinidad's EV/EBITDA multiple is not at a premium to those of its corporate peers;

- Commencing in 2011, the tax savings to the Trust from distributions to Unitholders will be eliminated pursuant to the impact of the Trust Regime, thereby removing the primary benefit of the Trust structure. Trinidad currently has significant tax pools to shield the majority of its income from cash taxes prior to and potentially beyond 2011, thereby mitigating the need to create tax efficiencies through the payment of distributions under the trust structure;

- As 2011 approaches the Trust Regime will increasingly limit Trinidad's access to capital. As a result, the Board believes the corporate structure will enhance Trinidad's access to larger pools of capital that may be required as Trinidad continues to execute on its growth strategy;

- The significant decline in trading prices for securities of income trusts after the announcement of the Trust Regime has made acquisitions on an accretive basis more difficult; and

- Through the elimination of the restrictions imposed under the Trust Regime, Trinidad will be better positioned to facilitate its future growth plans should the current industry environment remain challenging.

The Reorganization will be subject to all required regulatory approvals and to the approval of the Securityholders, to be sought at a special meeting of such Securityholders to be held on or about March 10, 2008. Management and directors holding 9.8% of the Trust Units outstanding intend to vote in favour of the Reorganization.

Pursuant to the Reorganization, it is currently contemplated that Unitholders will receive one common share of Trinidad Drilling Ltd. (the Trust's most material operating entity) in exchange for each Trust Unit held. Also pursuant to the Reorganization, holders of Exchangeable Shares, which are exchangeable into Trust Units, will receive common shares of Trinidad Drilling Ltd. on the same basis as holders of Trust Units, based on the number of Trust Units issuable upon exchange or conversion, , of such Exchangeable Shares, on the effective date of the Reorganization (the "Effective Date"). Following the Effective Date of the Reorganization, holders of the Trust's 7.75% convertible unsecured subordinated debentures (the "Debentures") will thereafter be entitled to receive Trinidad common shares rather than Trust Units on conversion of such Debentures on the same conversion basis as Trust Units were previously issuable on conversion thereof.

Trinidad Drilling Ltd. will continue as the reporting issuer and will hold, directly or indirectly, all of the assets previously held, directly or indirectly, by the Trust. This will result in approximately 83.6 million common shares of Trinidad Drilling Ltd. (84.0 million common shares, including those to be issued to the holders of the Exchangeable Shares) being issued and outstanding immediately following the Reorganization. The information circular in respect of the aforementioned meeting is anticipated to be mailed to Securityholders on or before February 15, 2008.

Management Changes

Trinidad also announces that on January 9, 2008, Mr. Michael Heier resigned his position as Chief Executive Officer of Trinidad. At the recommendation of Mr. Heier and with the approval of the Board, Mr. Lyle Whitmarsh assumed the position of Chief Executive Officer, in addition to his current position of President. While Mr. Heier is a strong proponent of the Reorganization and looks forward to his continuing role as Chairman of Trinidad, he has expressed a desire to have more personal time with his family and to create more balance between his personal and business interests. Mr. Heier is the founder and principal shareholder of Trinidad since it was originally created in 1995. The Board is grateful for Mr. Heier's significant role in the success of Trinidad and looks forward to him continuing in his capacity as Chairman of the Board.

Mr. Whitmarsh has also been appointed to the Board effective January 9, 2008. Mr. Whitmarsh has previously held the position of President since November 2002 and prior to that Vice President

Operations. Mr. Whitmarsh has been involved with the management and drilling of oil and gas wells throughout North America for over 20 years including several years of practical hands-on experience at the field level. Mr. Whitmarsh has been an industry leader in the development and creation of new rig designs and investment in new rig technologies. While at Trinidad, he has been instrumental in finding and completing new acquisitions and in securing long term contracts for new rig construction. Mr. Whitmarsh has also served on the Board of Directors of the Canadian Association of Oilwell Drilling Contractors (CAODC) and is currently the Chairman of the Board of Directors of the CAODC for 2008.

Michael Heier stated the following;

"Mr. Whitmarsh has been a key driving force in the growth and success Trinidad has achieved to date. It is a logical and seamless progression for Trinidad and for Lyle to assume the Chief Executive Officer role. I look forward to working closely with Lyle and the rest of the Trinidad management in continuing to add value for investors"

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Trust Units in any jurisdiction.

For further information please contact:

Lyle Whitmarsh, President and Chief Executive Officer or Brent Conway, Chief Financial Officer
At 403.265.6525
Fax: 403.294-4448
E-mail: mbentley@trinidaddrilling.com

or

Georgeson Shareholder Communications Canada at 1-866.783.6752.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

This news release, including documents incorporated by reference herein, contains certain forward-looking information and statements within the meaning of applicable securities laws. All statements other than statements of historical fact contained in this news release are forward-looking statements. Readers can identify many of these statements by looking for words such as "may", "believe", "expect", "will", "intend", "should", "plan", "predict", "potential", "project", "anticipate", "estimate", "continue", "objective", "ongoing", "might" or similar words or the negative thereof or other comparable terminology. These forward-looking statements include, without limitation, statements with respect to: the benefits hoped to be achieved by Trinidad pursuant to the Reorganization, the future financial position, business strategy, proposed acquisitions or dispositions, plans and objectives of or involving the Trust and Trinidad or any of their respective affiliates; amounts to be retained by Trinidad for growth; capital expenditures and the timing and funding thereof; access to credit facilities, capital taxes; income taxes; commodity prices; administration costs; components of cash flow and earnings; the timing of the final Court approval of the Reorganization; the effective date of the Reorganization; the plans of Trinidad on completion of the Reorganization and the effect thereof; and the satisfaction of conditions for listing on stock exchanges and the timing thereof. Actual events or results may differ materially. Forward-looking statements are based on the estimates and opinions of management at the time the statements were made. In addition, forward-looking statements may include statements attributable to third party industry sources. There can be no assurance that the plans, intentions or

expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed below and elsewhere in this news release. Although the Trust believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, the impact of general economic conditions, industry conditions, governmental regulation, volatility of commodity prices, environmental risks, the inability to meet or continue to meet listing requirements, the inability to obtain required consents, permits or approvals, including Trinidad securityholders of and Court approval of the Reorganization, competition from other industry participants, the lack of availability of qualified personnel or management, failure to realize the anticipated benefits of the Reorganization, stock market volatility and the inability to access sufficient capital from internal and external sources, the inability to pay dividends, fluctuation in foreign exchange or interest rates, and the risk that actual results will vary from the results forecasted and such variations may be material and. Readers are cautioned that the foregoing list is not exhaustive. The forward-looking information and statements contained in this news release speak only as of the date of this news release, and the Trust assumes no obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

END